Exhibit 99.2

PRESS RELEASE

Nephros Reports 2015 Third Quarter Financial Results

RIVER EDGE, NJ, November 10, 2015 /PR Newswire-FirstCall/ -- Nephros, Inc. (OTCQB:NEPH), a commercial stage medical device company that develops and sells high performance liquid purification ultrafilters and an on-line mid-dilution hemodiafiltration (HDF) system for use with a hemodialysis machine for the treatment of patients with end stage renal disease, announced today financial results for the three and nine months ended September 30, 2015.

“Our primary focus in the near term continues to be growth of our ultrafilter business,” said Daron Evans, President and Chief Executive Officer of Nephros. “Following significant progress in the first half the year, our hospital filter sales for the third quarter were adversely impacted by a distributor pause while we responded to the FDA warning letter we received at the end of May. The related issues have been resolved, and we expect the sales momentum to begin recovering in the fourth quarter and into the first quarter of 2016. We have added key personnel to the Nephros team and believe that we are well positioned to become a cash flow positive company in 2016.”

“In the hospital infection control market, our distribution partners have placed our FDA-cleared ultrafilters into over 80 new hospitals this year. The pace of placements has been increasing as our partners become more knowledgeable about our products as a component of a multi-barrier approach to water safety, as prescribed by ASHRAE 188-2015. We recently announced that we are seeking FDA clearance for our S100 Point of Use filter. Subject to FDA clearance, we believe the S100 will add an emergency response solution to our portfolio for outbreaks of Legionella, Pseudomonas and other water borne pathogens.”

“In the dialysis ultrafiltration market, we launched the Nephros Challenge near the end of the third quarter with the goal of increasing awareness of the importance of water quality in dialysis and of the contribution of Nephros ultrafilters to meeting objectives. Additionally, we plan to add an endotoxin filter product line in 2016 to expand our dialysis offering. The early response to the Challenge has been positive; however, we do not expect the initiative to materially add to revenue within 2015 because of the long sales cycle in dialysis.”

“In addition to the hospital and dialysis markets for ultrafilters, we have been working with distributors and potential customers to evaluate the performance of our products in other market segments. In 2016, we intend to target two or more additional market segments where our ultrafilters can provide an economically and functionally attractive solution.”

“In HDF, we continue to work with the Renal Research Institute to learn how to optimally integrate our system into dialysis operations. We have initiated our OLpūr H2H 2.0 project and expect to refine timelines for the project over the coming months.”

Tender Offer Update

As announced on September 30, 2015, Lambda Investors LLC exercised its outstanding Class D Warrant. Nephros received approximately $1.76 million from such exercise and has eliminated the Class D Warrant liability from its balance sheet. The Company intends to initiate tender offers to the holders of all of its remaining warrants pursuant to which it will offer such holders the right to exercise their respective warrants at a 50% discount to their current exercise prices, which range from $0.40 to $0.85 per share. The Company plans to initiate the tender offer to the holders of its 2011 Warrants this month, and plans to initiate the tender offer to the holders of its 2015 Warrants at a later date.

Financial Performance for the Third Quarter Ended September 30, 2015

Total revenue for the quarter ended September 30, 2015, was approximately $320,000 compared to approximately $491,000 for the third quarter of 2014. Product revenue decreased by approximately $24,000 primarily due to decreases in the dialysis filter market that were offset by increases in the hospital filter market. License and royalty revenue decreased by approximately $147,000 primarily due to a change in the amortization of the Bellco license fee in 2015 versus the third quarter in 2014 after entering into the First Amendment to the Bellco License Agreement. Total operating expenses for the quarter ended September 30, 2015, were approximately $1,253,000 compared to approximately $997,000 for the third quarter of 2014. Increases came from additional sales and marketing expenses, increased regulatory expenses related to our response to the May 2015 FDA warning letter, increased product development expenses, and additional personnel. The loss from operations for the quarter ended September 30, 2015 was approximately $1,087,000, compared to a loss from operations of approximately $681,000 in the third quarter 2014. As of September 30, 2015, Nephros had cash and cash equivalents of approximately $1,813,000.

About Nephros, Inc.

Nephros is a commercial stage medical device company that develops and sells high performance liquid purification filters, as well as a hemodiafiltration system for the treatment of patients with end stage kidney disease. Its filters, which it calls ultrafilters, are primarily used in dialysis centers and hospitals for the removal of biological contaminants from water, bicarbonate concentrate and/or blood.

Nephros was founded in 1997 by healthcare professionals affiliated with Columbia University Medical Center/New York-Presbyterian Hospital to develop and commercialize a hemodiafiltration system, an alternative method to hemodialysis. Since its founding, the company has extended its filtration technologies to meet the demand for liquid purification in other areas, in particular water purification.

For more information about Nephros and its products, please visit the company’s website at www.nephros.com.

Forward-Looking Statements

This release contains forward-looking statements that are subject to various risks and uncertainties. Such statements include statements regarding our expected financial and operational performance, including sales momentum, in future financial periods, our plans to expand our product line, our expectations related to the receipt of FDA clearance on new products, our plan to expand into additional market segments, our plan to grow revenues sufficient to generate positive cash flow, our plans for and timing of commencing tender offers to the holders of our outstanding warrants, and other statements that are not historical facts, including statements which may be accompanied by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, uncertainties in the FDA clearance process, and the availability of financing. These and other risks and uncertainties are detailed in Nephros Inc.’s reports filed with the U.S. Securities and Exchange Commission, including with respect to Nephros, its Annual Report on Form 10-K for the year ended December 31, 2014. Nephros, Inc. does not undertake any responsibility to update the forward-looking statements in this release.

Contact:

Investor:

PCG Advisory Group

Kirin M. Smith, Chief Operating Officer

Direct: 646-863-6519

www.pcgadvisory.com

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except share amounts)

	(Unaudited)	(Audited)
	September 30, 2015	December 31, 2014
ASSETS
Current assets:
Cash	$1,813	$1,284
Accounts receivable, net	216	110
Inventory, net	665	186
Prepaid expenses and other current assets	85	104
Total current assets	2,779	1,684
Property and equipment, net	-	1
Other assets, net of accumulated amortization	1,526	1,684
Total assets	$4,305	$3,369

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$924	$835
Accrued expenses	154	342
Deferred revenue, current portion	70	70
Total current liabilities	1,148	1,247
Warrant liability	-	7,386
Long-term portion of deferred revenue	365	417
Total liabilities	1,513	9,050

Commitments and Contingencies

Stockholders’ equity (deficit):
Preferred stock, $.001 par value; 5,000,000 shares authorized at September 30, 2015 and December 31, 2014; no shares issued and outstanding at September 30, 2015 and December 31, 2014	-	-
Common stock, $.001 par value; 90,000,000 shares authorized at September 30, 2015 and December 31, 2014; 45,025,803 and 30,391,513 shares issued and outstanding at September 30, 2015 and December 31, 2014, respectively	45	30
Additional paid-in capital	118,993	108,382
Accumulated other comprehensive income	72	72
Accumulated deficit	(116,318)	(114,165)
Total stockholders’ equity (deficit)	2,792	(5,681)
Total liabilities and stockholders’ equity (deficit)	$4,305	$3,369

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In thousands, except share and per share amounts)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Net revenues:
Product revenues	$274	$298	$1,323	$765
License and royalty revenues	46	193	110	641
Total net revenues	320	491	1,433	1,406
Cost of goods sold	154	175	626	423
Gross margin	166	316	807	983
Operating expenses:
Research and development	226	178	582	521
Depreciation and amortization	53	54	159	164
Selling, general and administrative	974	765	2,551	2,177
Total operating expenses	1,253	997	3,292	2,862
Loss from operations	(1,087)	(681)	(2,485)	(1,879)
Change in fair value of warrant liability	2,287	3,428	2,099	(4,007)
Warrant modification expense	(1,761)	-	(1,761)	-
Interest expense	(9)	(65)	(30)	(277)
Other income (expense)	(11)	41	24	36
Net income (loss)	(581)	2,723	(2,153)	(6,127)
Other comprehensive income (loss), foreign currency translation adjustments	1	1	-	(1)
Total comprehensive income (loss)	(580)	2,724	(2,153)	(6,128)
Net income (loss) per common share, basic	$(0.02)	$0.11	$(0.07)	$(0.27)
Net loss per common share, diluted	$(0.02)	$(0.02)	$(0.07)	$(0.27)
Weighted average common shares outstanding, basic	32,622,377	25,238,412	31,366,292	23,094,457
Weighted average common shares outstanding, diluted	32,622,377	33,491,189	31,366,292	23,094,457